UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 16 through May 21, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                                         KPN launches KPN ICT Services, dated 16 May 2007;

•                                         Progress on share repurchase program KPN, dated 21 May 2007.

•                                         KPN announces Eurobond, dated 21 May 2007.

Press release

KPN launches KPN ICT Services	Date
16 May 2007

Number
035pe

New business unit to offer integrated IT and telecoms solutions

The third quarter of 2007 will mark the start of a new business unit in KPN’s Business Market division, KPN ICT Services. This unit will develop and manage ICT solutions, both online and offline, for the entire business market, from self-employed individuals to corporations. With this move, KPN aims to meet the growing need in the business market for integrated ICT solutions, particularly online ones. All IT services related activities and acquisitions are being grouped together in the new business unit KPN ICT Services. To head the unit, KPN has appointed Erik van der Meijden (47), previously employed by Hewlett-Packard, where he was in charge of HP’s infrastructure and services activities in Northwestern Europe. Van der Meijden starts work on 4 June, and will report to Eelco Blok, Managing Director Business Market and member of KPN’s Board of Management.

The creation of this new business unit is still subject to the formal opinion of the Works Council.

KPN as a ‘One Stop ICT Shop’

‘Creating KPN ICT Services is another step forward in our drive to transform KPN from a traditional telecommunications company to a managed ICT company with integrated IT and telecoms solutions,’ Eelco Blok explains. ‘That is what our customers want from us. They want one supplier who can offer them all the ICT solutions they need, a ‘One Stop ICT Shop’ as it were. And starting in the third quarter of 2007, that is what we will be doing from a single business unit: KPN ICT Services. Through this unit, we will be an ICT partner to our customers, constantly adjusting and expanding our portfolio of products and services to their changing needs.’

Press release

Progress on share repurchase program KPN	Date
21 May 2007

Number
036pe

Further to the share repurchase program announced on 6 February 2007, KPN announces that, during the week of 14 May 2007 to 18 May 2007, it has repurchased 2,020,000 KPN ordinary shares at an average price of EUR 12.18. To date, approximately 30.6% of the repurchase program has been completed. The repurchase program that started on 7 February 2007 will run through 31 December 2007.

Press release

Date
21 May 2007

Number
KPN announces Eurobond	037pe

KPN announces its intention to issue a benchmark Eurobond under its Global Medium Term Note programme. The proceeds of the bond will be used to smoothen the 2010 debt maturities, to redeem temporary drawdowns on the EUR 1.5 billion credit facility and for general corporate purposes. KPN intends to issue this new bond in EURO and Sterling denomination.

ABN AMRO, Bank of America, JP Morgan and UniCredit have been appointed to act as joint book runners for this transaction.

KPN has a credit rating of BBB+ with negative outlook by S&P and Baa2 with stable outlook by Moody’s.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: May 22, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra Legal Counsel